EXHIBIT 21

SUBSIDIARIES OF WIDEPOINT CORPORATION

Name	State of Incorporation
WidePoint NBIL, Inc.	Illinois
WidePoint IL, Inc.	Illinois
Chesapeake Government Technologies, Inc.	Delaware
Operational Research Consultants, Inc.	Virginia
iSYS LLC	Virginia
Protexx Acquisition Corporation	Delaware
Advanced Response Concepts Corporation	Delaware